Quepasa Corporation

7550 E. Redfield Rd, Suite A

Scottsdale, AZ 85260

February 8, 2007

VIA EDGAR AND FACSIMILE

Michael Henderson

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549

Re:	Quepasa Corporation

Form 8-K

Filed February 5, 2007

File No. 001-33105

Form 10-KSB for the year ended December 31, 2005

Filed March 31, 2006

File No. 000-25565

Dear Mr. Henderson:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Quepasa Corporation (the “Company”): (i) Form 8-K filed on February 5, 2007; and (ii) Form 10-KSB for the year ended December 31, 2005, as set forth in the Staff’s letter dated February 6, 2007. For your convenience, we have repeated your comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.

Form 8-K dated February 5, 2007

1. You currently disclose that there have been no disagreements with your former accountant during the fiscal years ended December 31, 2005 and 2004. Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to January 31, 2007, the date of dismissal, resignation or declination. See Item 304(a)(1)(iv) of Regulation S-B. Include a letter from the former accountant addressing the revised disclosures in the Amendment.

Securities and Exchange Commission

February 8, 2007

Company Response:

We have amended Item 4(a) of our Form 8-K to cover the interim period from the date of the last audited financial statements to January 31, 2007, the date of dismissal of the Company’s former accountant. We will file a Form 8-K/A, which reflects this additional disclosure. Furthermore, the Form 8-K/A will include an updated letter from our former accountant, which reflects its consideration of the new disclosures contained in the Form 8-K/A, as Exhibit 16.

Exhibit 16

2. We note the required letter provided by your former accountant. Please amend your Form 8-K to include the required letter from your former accountant indicating specifically what statements they are in agreement with and what parts of the letter they have no basis to agree or disagree upon.

Company Response:

The Company’s former accountant has acknowledged that it is not in disagreement with any statements contained in the Form 8-K filed on February 5, 2007. Accordingly, our Form 8-K/A will include an updated letter from the former accountant, filed as Exhibit 16, which deletes the sentence described above.

3. Include a letter from the former accountants addressing the revised disclosures. File the amendment under cover of Form 8-K/A and include the Item 4.01 designation, including the letter from the former accountant filed as an Exhibit 16.

Company Response:

Please see the Company’s response to the Staff’s comments 1 and 2 above. A revised letter from the Company’s former accountant will be attached as Exhibit 16 to the Form 8-K/A.

Form 10-KSB for the year ended December 31, 2005

Item 8.a Controls and Procedures, page 17

5. We note that you declared your disclosure controls and procedures adequate and effective as of the period under evaluation. We further note that you disclosed material weaknesses in internal controls relating to the adequacy of staffing in your accounting and finance department. Considering these weaknesses tell us the factors you considered in declaring that your controls and procedures were effective. In this regard we note that per your Forms 10-QSB for the quarterly periods ended March 31 and June 30, 2006 that the weaknesses were not remediated until the six months ended June 30, 2006.

Securities and Exchange Commission

February 8, 2007

Company Response:

The Company considered a number of factors in determining that its disclosure controls and procedures were effective as of December 31, 2005, notwithstanding the material weakness in internal controls relating to the adequacy of staffing of the Company’s accounting and finance departments. In evaluating these factors, the Company considered the primary purpose of its disclosure controls and procedures, to ensure that both material nonfinancial information as well as financial information required to be disclosed by the Company in its reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. With respect to the material weakness in internal control over financial reporting, the Company considered how the material weakness came to the attention of the Company, how the Company responded and its impact, if any, on the Company’s reports previously filed or submitted under the Exchange Act.

For example, the Company considered the fact that the material weakness was identified during the Company’s fiscal year end close process and communicated to the Company’s principal executive and financial officers during the ordinary course of the preparation of the public disclosures of the Company’s year end financial results and, specifically, prior to any report that was filed with or submitted to the Commission. Furthermore, the Company considered the fact that these recipients then reviewed and processed the information about the material weakness and promptly adopted an action plan to address the understaffing issue, and also that its previously filed reports, including financial statements, would not require revision or restatement.

Accordingly, based on its evaluation, the Company determined that its disclosure controls and procedures were effective as of December 31, 2005, in enabling the Company to identify the material nonfinancial and financial information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act. During the six months ended June 30, 2006, the Company continued to hire additional staff for the accounting and finance departments to address its staffing needs.

If in future reports, the Company were to conclude that it had a material weakness in its internal control over financial reporting, the Company agrees to disclose in such reports filed with the Commission a more detailed explanation of the facts that the Company considered in determining the effectiveness of its disclosure controls and procedures.

Securities and Exchange Commission

February 8, 2007

We acknowledge to the Staff that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (480) 348-2665.

Very truly yours,

Quepasa Corporation

/s/ Charles B. Mathews
Charles B. Mathews
Executive Vice President and Chief Financial Officer

cc:	Mr. Larry Spirgel, Assistant Director
David P. Lewis, Esq.
Travis J. Leach, Esq.